FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on July 6, 2007, regarding its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Annual Report”).

PRESS RELEASE

SANTIAGO, Chile, July 6, 2007. The management of Banco de Chile (“BCH”) (NYSE: BCH) announced today that on June 29, 2007, BCH filed its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2006 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or BCH’s website at www.bancochile.cl. In addition, shareholders may receive a hard copy of BCH’s complete financial statements free of charge by requesting a copy within a reasonable period of time from the BCH's Investor Relations Office.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO